Exhibit 99.1

PFIZER AND BIONTECH TO PROVIDE U.S. GOVERNMENT AN ADDITIONAL 50 MILLION PEDIATRIC DOSES OF COVID-19 VACCINE TO SUPPORT FURTHER PREPAREDNESS FOR FUTURE NEEDS

Doses expected to be delivered by April 2022

NEW YORK, USA and MAINZ, GERMANY, October 28, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced that the U.S. government has purchased 50 million more doses of the companies’ COVID-19 vaccine. The U.S. will receive these additional doses to continue to support preparedness for pediatric vaccinations, including securing vaccines for children under 5 years of age, should they receive regulatory authorization. The companies expect to deliver all these doses by April 30, 2022.

With this order, the U.S. government has exercised its final purchase option under its existing U.S. supply agreement with the companies, bringing the total number of Pfizer-BioNTech COVID-19 Vaccine doses secured under the agreement since the start of the pandemic to 600 million – spanning doses for adults and adolescents, and children. Separately, Pfizer and BioNTech have agreed to provide a total of 1 billion doses to the U.S. government at a not-for-profit price for donation to low- and lower-middle-income countries.

“We are extremely proud to provide enough doses of our vaccine to help protect every U.S. child under 12 from COVID-19, if authorized by the FDA,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “As we await the agency’s review of our application for emergency use of the vaccine in children 5 to under 12 years of age, and clinical trial results in children under 5, we are working with the U.S. government to help ensure communities across the country have access to pediatric doses as soon as possible. The introduction of doses for young children will be another critical milestone in addressing this public health crisis.”

“From the very beginning, it has been our goal to provide access to a highly effective vaccine to as many people as possible. This supply agreement will help to offer a vaccine to all children younger than 12 years of age in the United States,” said Ugur Sahin, CEO and Co-founder of BioNTech. “We would like to thank the U.S. government for its trust in us and our vaccine.”

Pfizer and BioNTech submitted a request earlier this month to the U.S. Food and Drug Administration (FDA) for Emergency Use Authorization of their COVID-19 vaccine in children 5 to <12 years of age. The dosage strength for this age group (10 µg) was carefully selected as the preferred dose for safety, tolerability and immunogenicity, and differs from the dosage strength for individuals 12 years and older (30 µg). If authorized and subsequently recommended by the U.S. Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP), the companies expect to then begin shipping 10-µg pediatric doses immediately, as directed by the U.S. government. Eligible U.S. residents will continue to receive the vaccine for free, consistent with the U.S. government’s commitment to free access to COVID-19 vaccines.

In addition to the U.S. FDA, the companies have submitted data to the European Medicines Agency to support the vaccination of children 5 to <12 years of age. Further submissions for this age group are planned or underway with other regulatory agencies around the world. Initial data from the other two age cohorts in the ongoing Pfizer-BioNTech clinical trial in children – those 2 to <5 years of age and those 6 months to <2 years of age – are expected as soon as fourth quarter 2021 or early first quarter 2022.

Commitment to Global Vaccine Access
In total, Pfizer and BioNTech expect to manufacture 3 billion doses of their COVID-19 vaccine worldwide in 2021, which includes pediatric doses. In 2022, the companies expect to manufacture 4 billion doses of the Pfizer-BioNTech COVID-19 Vaccine worldwide, which also includes pediatric doses. The companies do not expect the introduction of pediatric doses in the U.S. to impact the existing supply agreements in place with governments and international health organizations around the world.

To date, Pfizer and BioNTech have shipped more than 1.8 billion COVID-19 vaccine doses to 149 countries and territories. The companies are firmly committed to working toward equitable and affordable access for COVID-19 vaccines and have pledged to provide 2 billion doses to low- and middle-income countries in 2021 and 2022 – at least 1 billion each year.

The Pfizer-BioNTech COVID-19 Vaccine, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union, the United Kingdom, Canada and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are planned or ongoing.

COMIRNATY® U.S. Indication & Authorized Use
HOW IS THE VACCINE GIVEN?
The vaccine will be given to you as an injection into the muscle.

Primary Series: The vaccine is administered as a 2-dose series, 3 weeks apart. A third dose may be administered at least 4 weeks after the second dose to individuals who are determined to have certain kinds of immunocompromise.

Booster Dose: A single booster dose of the vaccine may be administered to individuals:
•65 years of age and older
•18 through 64 years of age at high risk of severe COVID-19
•18 through 64 years of age whose frequent institutional or occupational exposure to SARS-CoV-2 puts them at high risk of serious complications of COVID-19 including severe COVID‑19

WHAT IS THE INDICATION AND AUTHORIZED USE?
The FDA-approved COMIRNATY® (COVID-19 Vaccine, mRNA) and the EUA-authorized Pfizer-BioNTech COVID-19 Vaccine have the same formulation and can be used interchangeably. Although they may be manufactured in different facilities, the products offer the same safety and effectiveness.

COMIRNATY (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine made by Pfizer for BioNTech.
•It is approved as a 2-dose series for prevention of COVID-19 in individuals 16 years of age and older.
•It is also authorized under EUA to be administered to provide:
◦a two-dose primary series in individuals 12 through 15 years;
◦a third primary series dose in individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise; and
◦a single booster dose in individuals:
▪65 years of age and older
▪18 through 64 years of age at high risk of severe COVID-19
▪18 through 64 years of age whose frequent institutional or occupational exposure to SARS-CoV-2 puts them at high risk of serious complications of COVID-19 including severe COVID‑19

The Pfizer-BioNTech COVID-19 Vaccine has received EUA from FDA to provide:
•a two-dose primary series in individuals 12 years of age and older;
•a third primary series dose for individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise; and
•a single booster dose in individuals:
◦65 years of age and older
◦18 through 64 years of age at high risk of severe COVID-19

◦18 through 64 years of age whose frequent institutional or occupational exposure to SARS-CoV-2 puts them at high risk of serious complications of COVID-19 including severe COVID‑19

EUA Statement
Emergency uses of the vaccine have not been approved or licensed by FDA, but have been authorized by FDA, under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals 12 years of age and older. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. Please see EUA Fact Sheet at www.cvdvaccine-us.com.

IMPORTANT SAFETY INFORMATION
Individuals should not get the Pfizer-BioNTech COVID-19 Vaccine if they:
•had a severe allergic reaction after a previous dose of this vaccine
•had a severe allergic reaction to any ingredient of this vaccine

Individuals should tell the vaccination provider about all of their medical conditions, including if they:
•have any allergies
•have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart)
•have a fever
•have a bleeding disorder or are on a blood thinner
•are immunocompromised or are on a medicine that affects the immune system
•are pregnant, plan to become pregnant, or are breastfeeding
•have received another COVID-19 vaccine
•have ever fainted in association with an injection

The vaccine may not protect everyone.

Side effects reported with the vaccine include:
•There is a remote chance that the vaccine could cause a severe allergic reaction. A severe allergic reaction would usually occur within a few minutes to one hour after getting a dose of the vaccine. For this reason, vaccination providers may ask individuals to stay at the place where they received the vaccine for monitoring after vaccination
•Signs of a severe allergic reaction can include difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness
•If an individual experiences a severe allergic reaction, they should call 9-1-1 or go to the nearest hospital
•Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low. Individuals should seek medical attention right away if they have any of the following symptoms after receiving the vaccine:
◦chest pain
◦shortness of breath
◦feelings of having a fast-beating, fluttering, or pounding heart
•Side effects that have been reported with the vaccine include:
◦severe allergic reactions; non-severe allergic reactions such as rash, itching, hives, or swelling of the face; myocarditis (inflammation of the heart muscle); pericarditis (inflammation of the lining outside the heart); injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; feeling unwell; swollen lymph nodes (lymphadenopathy); decreased appetite, diarrhea; vomiting; arm pain fainting in association with injection of the vaccine
•These may not be all the possible side effects of the vaccine. Serious and unexpected side effects may occur. The possible side effects of the vaccine are still being studied in clinical trials. Call the vaccination provider or your healthcare provider if you have any side effects that bother you or do not go away

Data on administration of this vaccine at the same time as other vaccines has not yet been submitted to FDA. Individuals considering receiving this vaccine with other vaccines, should discuss their options with their healthcare provider.

Patients should always ask their healthcare providers for medical advice about adverse events. Individuals are encouraged to report negative side effects of vaccines to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC). Visit http://www.vaers.hhs.gov or call 1‐800‐822‐7967. In addition, side effects can be reported to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985.

Please click here for full Prescribing Information (16+ years of age). Please click here for Fact Sheet for Vaccination Providers (12+ years of age). Please click here for the Recipients and Caregivers Fact Sheet.

About Pfizer: Breakthroughs That Change Patients’ Lives
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of October 28, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including the potential in children 5 to <12 years of age, a study in children 6 months to 5 years of age, qualitative assessments of available data, potential benefits, expectations for clinical trials, supply to the U.S. government and the timing of delivery of doses thereunder, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 2/3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 in younger pediatric populations, applications for a potential booster dose and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the submission to request emergency use for children 5 to <12 years of age, potential submissions for younger pediatric populations, a potential booster dose or any other requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including the potential in children 5 to <12 years of age, a study in children 6 months to 5 years of age, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated, including our production estimates for 2021; and whether and when additional supply agreements will be reached. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:
Media Relations
Amy Rose
+1 (212) 733-7410
Amy.Rose@pfizer.com

Investor Relations
Christopher Stevo
+1 (212) 733-0437
Christopher.Stevo@pfizer.com

BioNTech Contacts:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de